UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 1)

COVISINT CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

22357R 103

(CUSIP Number)

Vector Capital IV L.P.

Vector Capital Partners IV, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Telephone: (415) 293-5000

With a copy to: Sidley Austin LLP 1001 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 565-7000 Attn: Martin A. Wellington

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22357R 103

1.	Names of reporting persons: Vector Capital IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* WK, BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 3,428,213
	9.	Sole dispositive power -0-
	10	Shared dispositive power 3,428,213
11.	Aggregate amount beneficially owned by each reporting person 3,428,213
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.48%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22357R 103

1.	Names of reporting persons: Vector Capital Partners IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 3,428,213
	9.	Sole dispositive power -0-
	10	Shared dispositive power 3,428,213
11.	Aggregate amount beneficially owned by each reporting person 3,428,213
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.48%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22357R 103

1.	Names of reporting persons: Vector Entrepreneur Fund III, L.P.
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* WC, BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 41,640
	9.	Sole dispositive power -0-
	10	Shared dispositive power 41,640
11.	Aggregate amount beneficially owned by each reporting person 41,640
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.10%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22357R 103

1.	Names of reporting persons: Vector Capital Partners III, L.P.
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 41,640
	9.	Sole dispositive power -0-
	10	Shared dispositive power 41,640
11.	Aggregate amount beneficially owned by each reporting person 41,640
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.10%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22357R 103

1.	Names of reporting persons: Vector Capital, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 3,469,853
	9.	Sole dispositive power -0-
	10	Shared dispositive power 3,469,853
11.	Aggregate amount beneficially owned by each reporting person 3,469,853
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.58%
14.	Type of reporting person (see instructions) OO

CUSIP No. 22357R 103

1.	Names of reporting persons: Alexander R. Slusky
2.	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions)* AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 3,469,853
	9.	Sole dispositive power -0-
	10	Shared dispositive power 3,469,853
11.	Aggregate amount beneficially owned by each reporting person 3,469,853
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.58%
14.	Type of reporting person (see instructions) IN

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III”), Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), Vector Capital, L.L.C., a Delaware limited liability company (“VC” and together with VC IV, VCP IV, VEF III and VCP III, “Vector”), and Alexander R. Slusky, an individual (“Mr. Slusky” and collectively with Vector, the “Reporting Persons”) on November 23, 2015 (the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 1 have the same meanings as those set forth in the Schedule 13D.

Item 1.	Security and Issuer.

This statement on Amendment No. 1 to Schedule 13D (this “Statement”) relates to the shares of common stock, no par value per share (the “Shares”), of Covisint Corporation, a Michigan corporation (the “Company”). The address of the principal executive offices of the Company is 26533 Evergreen Road, Suite 500, Southfield, Michigan 48076. As reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015, as of February 4, 2016, there were 40,429,806 Shares outstanding.

Item 3.	Source and Amount of Funds or Other Consideration

In a series of transactions completed through February 5, 2016, the Reporting Persons acquired 3,469,853 Shares for approximately $8,995,206.22 in investment capital. The source of funds for this consideration was the available capital of Vector, which may, at any given time, include margin loans made by brokerage firms, borrowings under a working capital line of credit with Silicon Valley Bank or capital contributions from investors in the Vector funds, each in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

i.	VC IV beneficially owns 3,428,213 Shares, making it the beneficial owner of 8.48% of the Company’s common stock.

ii.	VCP IV beneficially owns 3,428,213 Shares, making it the beneficial owner of 8.48% of the Company’s common stock.

iii.	VEF III beneficially owns 41,640 Shares, making it the beneficial owner of 0.10% of the Company’s common stock.

iv.	VCP III beneficially owns 41,640 Shares, making it the beneficial owner of 0.10% of the Company’s common stock.

v.	VC beneficially owns 3,469,853 Shares, making it the beneficial owner of 8.58% of the Company’s common stock.

vi.	Mr. Slusky beneficially owns 3,469,853 Shares, making him the beneficial owner of 8.58% of the Company’s common stock.

(b)	The table below sets forth for the Reporting Persons the number of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	VC IV	VCP IV	VEF III	VCP III	VC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0		0	0	0
Shared Power to Vote/Direct Vote	3,428,213	3,428,213	41,640	41,640	3,469,853	3,469,853
Sole Power to Dispose/Direct Disposition	0	0		0	0	0
Shared Power to Dispose/Direct Disposition	3,428,213	3,428,213	41,640	41,640	3,469,853	3,469,853

(c)	There have been no purchases or sales of the Company’s common stock by any of the Reporting Persons within the last sixty days, except for the purchases of the Company’s common stock by VC IV and VEF III on the open market as indicated in the table below, which table sets forth the date of each transaction, number of shares purchased in each transaction, and the purchase price per share for the shares purchased in each transaction.

Purchases by VC IV:

Date	Number of Shares Purchased	Purchase Price Per Share
1/12/2016	988	$1.9900
1/13/2016	16,453	$1.9765
1/14/2016	6,620	$1.9522
1/15/2016	10,273	$1.9361
1/20/2016	9,232	$1.9000
1/26/2016	19,054	$1.9993
1/27/2016	1,877	$2.0000
1/28/2016	296	$2.0000
2/1/2016	296	$2.0000
2/2/2016	13,651	$1.9975
2/5/2016	911,739	$1.7079

Purchases by VEF III:

Date	Number of Shares Purchased	Purchase Price Per Share
1/12/2016	12	$1.9900
1/13/2016	200	$1.9765
1/14/2016	80	$1.9522
1/15/2016	125	$1.9361
1/20/2016	112	$1.9000
1/26/2016	231	$1.9993
1/27/2016	23	$2.0000
1/28/2016	4	$2.0000
2/1/2016	4	$2.0000
2/2/2016	166	$1.9975
2/5/2016	11,074	$1.7079

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

VECTOR CAPITAL IV, L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR CAPITAL PARTNERS IV, L.P.

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR ENTREPRENEUR FUND III, L.P.

By:	VECTOR CAPITAL PARTNERS III, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR CAPITAL PARTNERS III, L.P.

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky